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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.            )*
                                         -----------

                       Meadowbrook Insurance Group, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   58319P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 58319P108                   13G                     PAGE 2  OF 5 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
          Merton J. Segal/###-##-####
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
          citizenship: United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares
                                       2,988,670
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                       0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each
                                       2,988,670
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                        0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                       2,988,670
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

                                       n/a
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)



                                       10.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------


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EXHIBIT A:

Item 1.

a) Meadowbrook Insurance Group, Inc. (Meadowbrook) is the issuer of common stock.

b) Meadowbrook's principal executive office is located at 26255 American Drive, Southfield, Michigan 48034.

Item 2.

a)      Mr. Merton J. Segal is the person filing.

b) Mr. Segal's principal business office address is 26255 American Drive, Southfield, Michigan 48034.

c)      Mr. Segal is a citizen of the United States of America.

d) As of December 31, 2004, Mr. Segal has ownership of Common Stock of the Company.

e)      CUSIP No. 58319P108


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

a) Mr. Segal is not a Broker or Dealer registered under Section 15 of the Act.

b)      Mr. Segal is not a Bank as defined in section 3(a)(6) of the Act.

c) Mr. Segal is not an Insurance Company as defined in section 3(a)(19) of the Act.

d) Mr. Segal is not an Investment Company is registered under section 8 of the Investment Company Act.

e) Mr. Segal is not an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

f) Mr. Segal is not an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security act of 1974 on Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).

g) Mr. Segal is not a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

h) Mr. Segal is not a Savings Association as defined in section 3(b) of the Federal Deposit Insurance Act.

i) Mr. Segal is not a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.


                                                                             3

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j)   Mr. Segal is not a Group, in accordance with Section
     240.13d-1(b)(1)(ii)(H).

Item 4. Ownership

a) Mr. Segal has beneficial ownership of 2,988,670 shares of Meadowbrook Insurance Group, Inc. common stock.

b)   Mr. Segal's percentage of ownership is 10.3%.

c)   Number of shares as to which such person has:

       i) Mr. Segal has the sole voting power of the 2,988,670 shares he owns.
      ii) Mr. Segal ownership of shares has no shared power to vote or to direct the vote.
     iii) Of the 2,988,670 shares that Mr. Segal owns, he has sole power to dispose of, or direct the disposition of, all such shares.
      iv) Mr. Segal stock ownership has no shared power to dispose or to direct the disposition of same.

Item 5. Ownership of Five Percent or Less of a Class

Mr. Segal has not ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

No such individual or entity has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of Mr. Segal's ownership of Meadowbrook Insurance Group, Inc. common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Mr. Segal's ownership does not apply pursuant to Rule 13d-1(b)(ii)(G), therefore this Item is not applicable.

Item 8. Identification and Classification of Members of the Group

Mr. Segal's ownership does not apply to pursuant to Rule 13d-1(b)(ii)(H), therefore this Item is not applicable.

Item 9. Notice of Dissolution of Group

Mr. Segal is not part of a "group", therefore this Item is not applicable.



                                                                             4
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Item 10. Certification

Mr Segal's filing of this 13-G form is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).



                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 14, 2005
     ------------------------------

Signature:  /s/ Merton J. Segal
          -------------------------
                Merton J. Segal

Name/Title:  Chairman of the Board
           ------------------------
           of Meadowbrook Insurance Group, Inc.














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